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                                 Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             MERCURY FINANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   589395 10 2
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3300
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 26, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


Check the following box if a fee is being paid with the statement ( ).


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 589395 10 2

1     NAME OF REPORTING PERSON:  James D. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY

4     SOURCE OF FUNDS:  Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER:                                             12,745,996
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        12,745,996
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  12,745,996

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        7.2%

14    TYPE OF REPORTING PERSON:  IN

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                                  INTRODUCTION


          This Amendment No. 2 relates to the Schedule 13D filed by James D. Terra on July 26, 1996, and amended on March 5, 1997 (the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. The Schedule 13D is hereby amended as follows:


ITEM 1.   SECURITY AND ISSUER.

          Item 1 of the Schedule 13D is amended and restated to read in its entirety as follows:

          The Schedule 13D relates to shares of common stock, $1.00 par value per share (the "Common Stock") of Mercury Finance Company, a Delaware corporation (the "Company") with its principal executive office at 100 Field Drive, Lake Forest, Illinois 60045.






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ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

          James D. Terra became the beneficial owner of 16,883,578 shares of Common Stock when he was named executor of the Estate of Daniel J. Terra (the "Estate"), his father, by an Illinois court on July 8, 1996. The shares held by the Estate (the "Estate Shares") were acquired by Daniel J. Terra on April 24, 1989, when First Illinois Corporation, a former Delaware Corporation ("FIC"), distributed to its stockholders of record on April 10, 1989 all of the outstanding shares of Common Stock, on the basis of one share of Common Stock for each two shares of common stock, $1.00 par value per share, of FIC held by such stockholders (the "Distribution"). In addition, James D. Terra owns for his own account 28,000 shares of Common Stock, which he acquired as part of the Distribution.


          This Amendment No. 2 relates to Mr. Terra's sale on the Estate's behalf of 2,256,000 Estate Shares between February 27, 1997, and April 2, 1997, in brokers' transactions effected on the New York Stock Exchange. The 2,256,000 Estate Shares were sold as follows: 257,000 shares on February
27, 1997, for an average price of $3.3541 per share; 193,000 shares on February 28, 1997, for an average price of $3.0602 per share; 50,000 shares on March 3, 1997, for $3.25 per share; 50,000 shares on March 4, 1997, for $3.375 per share; 50,000 shares on March 5, 1997, for $3.375 per share; 100,000 shares on March 6, 1997, for $3.25 per share; 50,000 shares on March 7, 1997, for $3.125 per share; 50,000 shares on March 10, 1997, for $3.125 per share; 50,000 shares on March 11, 1997, for $3.00 per share; 50,000 shares on March 12, 1997, for $2.625 per share; 285,000 shares on March 24, 1997, for an average price of $2.5022 per share; 313,000 shares on March 25, 1997, for an average price of $2.5052 per share; 301,000 shares on March 26, 1997, for an average price of $2.5004 per share; 300,000 shares on March 31, 1997, at an average price of $2.5417 per share; and 157,000 shares on April 1, 1997, at an average price of $2.5012 per share. Mr. Terra sold the shares to raise cash to pay the Estate's general obligations.


          Depending upon trading prices of the Common Stock and upon Mr. Terra's, or the Estate's (with respect to the Estate Shares), financial position and goals from time to time, Mr. Terra may, subject to any applicable statutory or other limitations, purchase additional Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. In this connection, Mr. Terra anticipates selling Estate Shares from time to time to raise cash to pay the Estate's general obligations including amounts owing to banks. In addition, depending on trading prices of the Common Stock, Mr. Terra may from time to time dispose of additional Estate Shares to pay the Estate's general obligations. Except as previously noted, Mr. Terra does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for


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termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934 or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the future and change his intent with respect to any of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          Paragraphs (a) and (c) of Item 5 of the Schedule 13D are amended and restated to read in their entirety as follows:

          (a) Mr. Terra beneficially owns 12,745,996 shares representing 7.2% of the total Common Stock issued and outstanding on November 11, 1996.

          DISCLAIMER OF BENEFICIAL OWNERSHIP

    James D. Terra disclaims beneficial ownership of any shares of Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art)(the "Foundation"), of which he is a director. As of April 1, 1997, the Foundation owns 5,851,738 shares of Common
    Stock, all of which were acquired through gifts to the Foundation by Daniel J. Terra. These shares are not among the shares of Common Stock reported herein.






          (c) Except as reported herein, Mr. Terra has not engaged in any transaction in the Common Stock since the date of the last transaction reported in Amendment No. 1 to this Schedule 13D.






Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          Item 6 of the Schedule 13D is amended and restated to read in its entirety as follows:

          Mr. Terra does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company required to be described herein, including but not limited to transfer or voting of



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any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.





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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 1997                        /s/ James D. Terra
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                                             James D. Terra